Exhibit 99.(a)(1)(H) Tier Technologies, Inc. 11130 Sunrise Valley Drive, Suite 300 Reston, VA 20191 CONTACT: Ronald W. Johnston, Chief Financial Officer rjohnston@tier.com (571) 382-1000

TIER TECHNOLOGIES, INC. ANNOUNCES FINAL RESULTS OF TENDER OFFER

Tier Accepts for Payment Approximately 1,639,000 Shares at $6.10 Per Share

RESTON, VA, January 26, 2010 – Tier Technologies, Inc. (Nasdaq: TIER), a leading provider of electronic payment solutions for the biller direct market, announced today the final results of its modified “Dutch auction” tender offer to purchase up to $10,000,000 in value of its common stock, which expired at 5:00 p.m., New York City time, on January 20, 2011.

Tier has accepted for purchase 1,639,344 shares of its common stock at a price of $6.10 per share.  These shares represent approximately 9% of Tier’s outstanding shares as of January 20, 2011.

Based on the final count by the depositary for the tender offer (and excluding any conditional tenders that were not accepted due to the specified condition not being satisfied), 1,901,828 shares of common stock were properly tendered and not properly withdrawn at or below the purchase price of $6.10 per share, or at the purchase price determined by Tier in accordance with the tender offer.  Tier has been informed by the depositary that the final proration factor for the tender offer was 86.2%.  All shares purchased in the tender offer have been purchased at the same price, $6.10 per share.

The depositary will promptly issue payment for the shares accepted in the tender offer. Any shares properly tendered and not properly withdrawn, but not purchased due to proration or conditional tenders, will be returned promptly to stockholders by the depositary.

Immediately following completion of the tender offer, Tier has approximately 16,590,000 shares of common stock outstanding.

The Dealer Manager for the tender offer is Barrington Research Associates, Inc.  The Information Agent for the tender offer is Phoenix Advisory Partners LLC.  Stockholders and investors who have questions or need information about the tender offer may contact the Information Agent at (800) 576-4314 (toll free) (banks and brokers may call collect at (212) 493-3910).

About Tier Technologies, Inc.

Tier Technologies, Inc. is a leading provider of electronic payment solutions in the biller direct market.  Headquartered in Reston, Virginia, the company provides enhanced electronic payment services that include multiple payment choices, payment channels, and bill payment products and services to over 4,600 clients in all 50 states and the District of Columbia.  Tier serves clients in multiple markets including federal, state, and local governments, educational institutions, utilities, and commercial clients through its subsidiary, Official Payments Corporation.